Exhibit 99

REPORT ON MATERIAL FACT

«INFORMATION ON ONE-TIME DECREASE IN NET PROFIT OF THE ISSUER BY MORE THAN 10 PERCENT»

1.                              General Information.

1.1.                      Issuer’s full proprietary name: Open Joint Stock Company Long-Distance and International Telecommunications «Rostelecom».

1.2.                      Issuer’s short proprietary name: OJSC Rostelecom.

1.3.                      Location: 15 Dostoevskogo st., St. Petersburg, 191002, Russian Federation.

1.4.                      State Registration Number (OGRN): 1027700198767.

1.5.                      Taxpayer’s Identification Number (TIN): 7707049388.

1.6.                      Issuer’s unique code assigned by registration authority: 00124-A.

1.7.                      Web-site used by the Issuer to disclose information: www.rt.ru/centr-invest/financial/fsfr/facts.

2.                              Material Information.

2.1.                    The facts which entailed a one-time decrease in Q4 2008 net profit of the Issuer by more than 10 percent: decrease in operating profit and increase in other expenses.

2.2.                      Date of the facts which entailed a one-time decrease in Q4 2008 net profit of the Issuer by more than 10 percent: March 31, 2009.

2.3.                      Net profit of the Issuer in Q3 2008: RUB 1,946,066 thousand.

2.4.                      Net profit of the Issuer in Q4 2008: RUB 142,496 thousand.

2.5.                      Decrease in net profit of the Issuer in absolute and percentage terms: RUB 1,803,570 thousand and 92.68% respectively.

3.                              Signature.

3.1.                      First Deputy General Director —

Finance Director                                                                                                                                                                                                                                                                                                                s/s                           Andrei A. Gaiduk

Date: April 2, 2009

3.2.                      Chief Accountant of OJSC Rostelecom                                                                                                                                                                                           s/s                          Roman A. Frolov

Date: April 2, 2009